OCEANFIRST FINANCIAL CORP.

110 West Front Street

Red Bank, New Jersey 07701

VIA EDGAR

November 10, 2022

Division of Corporate Finance

Office of Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-261868

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), OceanFirst Financial Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-261868), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and the Company hereby confirms that no securities have been sold thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Sven Mickisch of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3554.

Very truly yours,

OCEANFIRST FINANCIAL CORP.

By:	/s/ Steven J. Tsimbinos
Name: Steven J. Tsimbinos
	Title:	Executive Vice President, General Counsel and
Corporate Secretary